Mail Stop 4561
		September 1, 2005


By U.S. Mail and facsimile to (219) 836 0265

Charles V. Cole
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Re:	CFS Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-24611

Dear Mr. Cole:

      We have reviewed your response letter dated August 22, 2005 and have the following additional comments.
Form 10-K for the fiscal year ended December 31, 2004

Results of Operations

Non-Interest Expense, page 26

1. We note your supplemental response to comment 2 of our letter dated August 11, 2005. Please tell us and in future filings disclose the following:

* When you purchased the viatical receivables and for what consideration;
* What prompted the review of the receivable files during the third quarter of 2004;
* How it came about that you recorded the policies as receivables for which you were not the named beneficiary;
* Any recourse provisions available to you related to your original purchase of the receivables; and
* How you determined that the current carrying value of receivables is appropriate.

2. Please provide us with your analysis of how you determined that this was not a correction of an error to be reported consistent with paragraph 36 of APB 20.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51
3. We note your supplemental response to comment 3 of our letter dated August 11, 2005. In future filings please separately quantify sales of loans and participations for each period presented.

Note 7 - Borrowed Money, page 65
4. We note your supplemental response to comment 4 of our letter dated August 11, 2005. Please confirm that you include both the principal and interest cash flows in your determination of NPV. Tell us how you determined which individual advances comprise the $75 million of debt extinguished.
5. Please provide us with a revised substantial modification analysis that excludes the $75 million of extinguished debt and the related prepayment penalty.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Changes in Financial Condition

Securities, page 18
6. We note your supplemental responses to comments 6 and 7 of our letter dated August 11, 2005. Please tell us how your concern over further increases in long-term interest rates impacted your determination that the $38.9 million of GSE securities with unrealized loss positions for 12 months or longer as of June 30, 2005 were not other that temporarily impaired. Tell us the nature of investments sold during the first two quarters of 2005 and the amounts of related gross realized losses. Refer to SAB Topic 5M.

* * * * *

        Please respond to these comments within 10 business days
or
tell us when you will provide us with a response.    Please file
your
response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.




      You may contact Matthew Komar, Staff Accountant at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



      Joyce Sweeney
							Accounting Branch Chief


Charles V. Cole, Executive Vice President and Chief Financial
Officer
CFS Bancorp, Inc.
September 1, 2005
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